SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	August	2006
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated July 28, 2006.
2	Material Change Report, dated August 11, 2006.

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Commission.

DOCUMENT 1

Form 51-102F3

MATERIAL CHANGE REPORT

1.	Full name and address of the Company.

Crystallex International Corporation (the “Issuer”)

18 King St. East, Suite 1210

Toronto, ON

M5C 1C4

2.	Date of Material Change.

July 26, 2006 and July 27, 2006.

3.	News Release.

News releases dated July 26, 2006 and July 27, 2006, each of which was transmitted by CCNMatthews and subsequently filed on SEDAR.

4.	Summary of Material Change.

On July 26, 2006, the Issuer filed a preliminary short form prospectus in respect of an offering of units, each unit entitling the holder to acquire one common share and one-half of one common share purchase warrant, at a price to be determined. On July 27, 2006, the Issuer announced it entered into an agreement with Orion Securities Inc. pursuant to which Orion Securities Inc. has agreed to act as underwriter in respect of the offering of 10,125,000 Units at a price of Cdn$3.20 per Unit under the afore-mentioned short form prospectus.

5.	Full Description of Material Change.

For a full description of the material change, see the news releases dated July 26, 2006 and July 27, 2006 attached hereto as Schedules “A” and “B”, respectively.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Neither subsection 7.1(2) nor (3) is being relied upon.

7.	Omitted Information.

No Information has been omitted on the basis that it is confidential information.

8.	Executive Officer.

Dan Hamilton, Chief Financial Officer, Telephone: (416) 777-7329

9.	Date of Report.

DATED at Toronto, Ontario, this 28th day of July, 2006.

“Dan Hamilton”

Dan Hamilton

Chief Financial Officer

SCHEDULE "A"

NEWS RELEASE DATED JULY 26, 2006

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

CRYSTALLEX INTERNATIONALANNOUNCES EQUITY FINANCING

Crystallex International Corporation (AMEX, TSX: KRY) (“Crystallex”) announced today that it has filed a preliminary short form prospectus with securities regulatory authorities in Ontario, British Columbia, Alberta, Manitoba, Nova Scotia and Newfoundland and Labrador in respect of an offering of units to raise approximately Cdn$15 million. Each unit will entitle the holder to acquire one common share in the capital of Crystallex and one-half of one common share purchase warrant, without payment of additional consideration. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price to be determined for a period of 18 months following the closing date of the offering. Crystallex has also granted the underwriter a 15% underwriter’s option exercisable for a period of 24 hours prior to the closing of the offering. Units may also be sold on a private placement basis in jurisdictions outside of Canada. Orion Securities Inc. is acting as the sole underwriter for the offering.

Crystallex plans to use the net proceeds from the financing to develop the Las

Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes.

The offering is subject to certain conditions including, but not limited to, the entering into by Crystallex and the underwriter of an underwriting agreement and the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the American Stock Exchange.

This press release is not an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

About Crystallex

Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. Crystallex’s principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SCHEDULE "B"

NEWS RELEASE DATED JULY 27, 2006

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

CRYSTALLEX INTERNATIONAL PRICES CDN$32.4 MILLION EQUITY FINANCING

Crystallex International Corporation (AMEX, TSX: KRY) (“Crystallex”) announced today that in connection with its previously announced filing of a preliminary short form prospectus with securities regulatory authorities in Ontario, British Columbia, Alberta, Manitoba, Nova Scotia and Newfoundland and Labrador in respect of an offering of Units, it has entered into an agreement with Orion Securities Inc. (the “Underwriter”), pursuant to which the underwriter has agreed to purchase 10,125,000 Units of Crystallex at a price of Cdn$3.20 per Unit for gross proceeds to Crystallex of Cdn$32.4 million. Each Unit will entitle the holder to acquire one common share in the capital of Crystallex and one-half of one common share purchase warrant, without payment of additional consideration. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of Cdn$4.25 for a period of 18 months following the closing date of the offering.

Crystallex plans to use the net proceeds from the financing to develop the Las Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the American Stock Exchange. The offering is expected to close on or about August 10th, 2006.

This press release is not an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

About Crystallex

Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. Crystallex’s principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

DOCUMENT 2

Form 51-102F3

MATERIAL CHANGE REPORT

1.	Full name and address of the Company.

Crystallex International Corporation (the “Issuer”)

18 King St. East, Suite 1210

Toronto, ON

M5C 1C4

2.	Date of Material Change.

August 11, 2006

3.	News Release.

News release dated August 11, 2006, which was transmitted by CCNMatthews and subsequently filed on SEDAR.

4.	Summary of Material Change.

On August 11, 2006, the Issuer announced that it has completed its previously announced equity financing of 10,125,000 units of the Issuer (the “Units”) at a price of Cdn$3.20 per Unit for gross proceeds of Cdn$32,400,000. Each Unit is comprised of one common share in the capital of the Issuer and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of Cdn$4.25 until February 11, 2008. Orion Securities Inc. acted as the sole underwriter for the offering.

The Issuer plans to use the net proceeds from the financing to develop the Las Cristinas Project including both expenditures under the Engineering, Procurement and Construction Management contract and ongoing administrative expenses such as site security, legal and consulting fees, ongoing camp costs and community projects, to repay a portion of existing indebtedness and for general corporate purposes.

5.	Full Description of Material Change.

For a full description of the material change, see the news release dated August 11, 2006 attached hereto as Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Neither subsection 7.1(2) nor (3) is being relied upon.

7.	Omitted Information.

No Information has been omitted on the basis that it is confidential information.

8.	Executive Officer.

Dan Hamilton, Chief Financial Officer, Telephone: (416) 777-7329

9.	Date of Report.

DATED at Toronto, Ontario, this 11th day of August, 2006.

“Dan Hamilton”

Dan Hamilton

Chief Financial Officer

Schedule “A”

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

CRYSTALLEX INTERNATIONAL COMPLETES CDN$32.4 MILLION EQUITY FINANCING

August 11, 2006

Crystallex International Corporation (AMEX, TSX: KRY) (“Crystallex”) announced today that it has completed its previously announced equity financing of 10,125,000 Units of Crystallex at a price of Cdn$3.20 per Unit for gross proceeds of Cdn$32,400,000. Each Unit is comprised of one common share of Crystallex and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of Cdn$4.25 for a period of 18 months following the closing date of the offering. Orion Securities Inc. acted as the sole underwriter for the offering.

Crystallex plans to use the net proceeds from the financing to develop the Las Cristinas Project including both expenditures under the Engineering, Procurement and Construction Management contract and ongoing administrative expenses such as site security, legal and consulting fees, ongoing camp costs and community projects, to repay a portion of existing indebtedness and for general corporate purposes.

This press release is not an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

About Crystallex

Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. Crystallex’s principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	August 11, 2006	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Chief Financial Officer